

Marcus "Esports" Howard · 2nd

I Help Brands Engage Their Customers w/ Esports | Author |
Indie Game and Esports Consultant | Public Speaker

Tampa, Florida · 500+ connections · **Contact info**

GAME Credits

Experience



Esports Advisor
GAME Credits
May 2020 – Present · 3 mos

GAME Credits is the first gaming cryptocurrency in history, launched in February of 2014. The
GAME Credits platform delivers a suite of esports and NFT services (non-fungible tokens) via
seamless integration of our robust API's and SDK.

This includes the GAME Tournament, our esports tournament organizer, GAME Mint, our NFT
creator tool, GAME Exchange, our decentralized in-game item marketplace and GAME
Rewards, which is our staking portal where gamers can stake their GAME tokens on various
games and earn GAME tokens, in-game items, tournament entry tickets, booster pa ...**see mor**



Member
Blockchain Game Alliance
Jun 2019 – Present · 1 yr 2 mos
Tampa Florid

The Blockchain Game Alliance is an organization committed to promoting blockchain within the
game industry. Its goal is to spread awareness about blockchain technologies and encourage
adoption by highlighting their potential to foster new ways to create, publish, play, and build
strong communities around games.   ...**see mor**



President

Tampa Association of Gaming (#TAG)

Mar 2019 – Present · 1 yr 5 mos

Tampa/St. Petersburg, Florida Area

Tampa Association of Gaming is a nonprofit, dedicated to growing the gaming industry and STEM youth programs in the Tampa Bay area. TAG hosts fundraisers and other events, benefiting Junior Achievement of Tampa Bay, and the Hillsborough Education Foundation. You can subscribe to TAG's newsletter at www.tageco.org



Advisor

IdeaGist International Blockchain Incubator

Jan 2019 – Present · 1 yr 7 mos

Tampa/St. Petersburg, Florida Area

I'm excited to join the advisory board for Ideagist's global blockchain incubator, to help scale these 30 startups with my experience and network.

https://blockchain.ideagist.com/blog/advisory-board-ideagist-international-blockch ...see mor

Full Stack Developer - Web Apps and Blockchain

Gerdau

Dec 2018 – Present · 1 yr 8 mos

Tampa/St. Petersburg, Florida Area

Gerdau's Digital Transformation team is creating products that disrupt the market and rethink the way to sell steel in a digital marketplace. I'm working in an innovation sandbox, with cutting edge technologies like blockchain and machine learning. This is the career opportunity of a lifetime!

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Education



Southern Polytechnic State University
Master's Degree, Information Technology, 4.0
2013 – 2020



Georgia Southern University
Bachelor of Science, Information Technology, 3.18
2004 – 2008

Venture Deals

Skills & Endorsements

Growth Hacking · 99+

Endorsed by **Rodrigo Martinez and 1 other who is highly skilled at this**

Endorsed by **2 of Marcus "Esports"'s col** at Synapse Florida

Business Strategy · 99+

Endorsed by **Brian Alcorn, who is highly skilled at this**

Endorsed by **2 of Marcus "Esports"'s col** at Synapse Florida

Video Games · 99+

Endorsed by **Tyrone Evans Clark, who is highly skilled at this**

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